March 6, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Christina Fettig

Re: Global X Funds (File No. 811-22209)

Ms. Fettig:

This letter responds to comments provided by you to Global X Management Company LLC and SEI Global Fund Services, in their capacity as adviser & administrator and sub-administrator, respectively, to the Global X Funds (the “Trust” or “Funds”) in a telephone conversation on February 3, 2015. The comments provided relate to the three October 31, 2014 annual reports filed on Form N-CSR (the “Report” or collectively “Reports”). Additionally, comments for the Funds also relate to Forms N-PX, filed on August 29, 2014 and Form N-CSR, originally filed on January 9, 2015, and amended on January 26, 2015.

In connection with our responses, we acknowledge that the Funds, through its officers and trustees, are primarily responsible for the adequacy and accuracy of the disclosure in the Reports. Staff comments or changes to disclosure in response to staff comments in the Reports reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Reports. Furthermore, the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of each of your comments below, followed by our response.

SEC Comment 1 –

The Funds amended their N-CSR filing, originally filed on January 9, 2015, on January 26, 2015. Within the Report, the Global X MSCI Argentina ETF, Global X MSCI Norway ETF and Global X MSCI Nigeria ETF show hybrid indexes in the Management Discussion of Fund Performance section of the Report. Please disclose the reason the filing was amended, the rationale for using the hybrid indexes and the potential tracking error of each.

Response to Comment 1 –

The amended N-CSR filing was made on January 26, 2015 solely to correct errors in the Management Discussion of Fund Performance (unaudited) for Global X MSCI Argentina ETF, Global X MSCI Norway ETF and Global X MSCI Nigeria ETF. As noted in the footnotes to the performance tables included in the Management Discussion of Fund Performance section, hybrid indexes are indexes that represent the old underlying index for the fund until the date the underlying index was changed followed by the new underlying index for the fund. Hybrid indexes are used where the new underlying index for a fund has not been in existence for as long as the fund and, as such, performance for the new underlying index is not available for the same periods as the fund.

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SEC Comment 2 –

In Form N-CSR, Item 2 – Code of Ethics, please disclose any amendments to the code or verify that no material changes have occurred. Additionally, please state whether there were any waivers.

Response to Comment 2 –

Management confirms that there were no amendments or waivers to the code of ethics.

SEC Comment 3 –

In form N-CSR, Item 4 – Principal Accountant Fees and Services, please disclose the nature of tax services performed.

Response to Comment 3 –

Management agrees and will add language in for N-CSR going forward.

SEC Comment 4 –

Please confirm the Global X Uranium ETF and Global X Central Asia & Mongolia Index ETF passed their IRS Asset Diversification tests as of October 31, 2014.

Response to Comment 4 –

Management confirms that the Global X Uranium ETF and Global X Central Asia & Mongolia Index ETF passed their IRS Diversification tests as of 10/31/14.

SEC Comment 5 –

Per the Schedule of Investments of the Global X Central Asia & Mongolia Index ETF, the Fund held investments in Canada, China, Hong Kong, Sweden and United Kingdom, among other countries. Per the prospectus, the Fund’s underlying index plans to invest 80% in the Central Asian countries of Mongolia, Kazakhstan, Kyrgyzstan, Tajikistan, Turkmenistan and Uzbekistan. Please explain how investments in the various countries above are considered consistent with the Fund’s underlying index.

Response to Comment 5

The prospectus states that the Global X Central Asia & Mongolia Index ETF will “invest at least 80% of its total assets in the securities of the Underlying Index and in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) based on the securities in the Underlying Index.” The investments held by the Fund are components of the Underlying Index. The investments also have economic ties to Central Asia & Mongolia.

SEC Comment 6 –

In the Statements of Assets and Liabilities, certain funds have cash overdrafts. Please consider additional disclosure on the nature of the overdrafts, including any interest charged.

Response to Comment 6 –

Management agrees and will add disclosure going forward.

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SEC Comment 7 –

In the Statements of Operations, please disclose separately any distributions from underlying fund investments.

Response to Comment 7 –

Management agrees and will disclose separately any distributions from underlying fund investments.

SEC Comment 8 –

In the Statements of Changes in Net Assets, for those funds that reflect a return of capital, please confirm that a 19(A) Notice was distributed to shareholders and the Funds’ website.

Response to Comment 8 –

Management confirms that 19(A) Notices were distributed to shareholders and the Funds’ website.

SEC Comment 9 –

In the Notes to Financial Statements, Note 3 – Related Party Transactions, the supervision and administration fee for the Global X MSCI Colombia ETF Fund is listed as 0.61%. Please confirm the intent of the disclosure as the contractual or net fee. The disclosure should be clear.

Response to Comment 9 –

The Global X MSCI Colombia ETF Fund’s contractual supervision and administration fee is 0.68%. The fee is waived in order to keep expenses from exceeding 0.61%. Going forward, the contractual rate of 0.68% will be disclosed as the intent of the disclosure is to disclose the contractual fee.

SEC Comment 10 –

In the Notes to Financial Statements, Note 3 – Related Party Transactions, please consider rewording the recoupment of previously waived and reimbursed fees disclosure.

Response to Comment 10 –

Management agrees and will reword disclosure going forward.

SEC Comment 11 –

In the Notes to Financial Statements, Note 3 – Related Party Transactions, please consider including acquired fund fees and expenses to the list of expenses outside of the expense limitation agreement.

Response to Comment 11 –

Management agrees and will add disclosure going forward.

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SEC Comment 12 –

When disclosing the quantitative information and assumptions of unobservable inputs, please disclose a weighted average when the discount range is large.

Response to Comment 12 –

Management agrees and will add disclosure going forward.

SEC Comment 13 –

Please expand reasons for transfers and changes in inputs when disclosing fair value measurements between levels.

Response to Comment 13 –

Management agrees and will add language going forward.

SEC Comment 14 –

Consider including disclosure similar to the following in the master netting arrangement disclosure: Per ASC 210, the table does not include additional collateral of $___ pledged to the counterparty.

Response to Comment 14 –

Management agrees and will add the additional disclosure going forward.

SEC Comment 15 –

In the disclosure of fund expenses, please include the date range in which the schedule is based.

Response to Comment 15 –

Management agrees and will include a date range within the disclosure of fund expenses.

SEC Comment 16 –

In the approval of investment advisory agreement section, please consider enhancing and/or clarifying the disclosure in reference to Instruction 2, Item 27-D6 of N-1A.

Response to Comment 16 –

Management agrees and will clarify disclosure going forward.

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SEC Comment 17 –

In Form N-PX, please ensure that all the names are correctly disclosed and ensure that the proxy voting records of all funds have been included.

Response to Comment 17 – Management will work to make sure all names are accurate in the filing. With regards to the Global X Super Dividend Preferred ETF, Management notes that preferred securities generally do not have voting rights. Management will ensure that the fund will be listed in the filing as a non-voting fund.

Please contact Bruno del Ama at (212) 644-6440 if you have any questions or comments.

Very truly yours,

/s/ Bruno del Ama
Bruno del Ama
President, Global X Funds

cc:	Jose C. Gonzalez Daphne Tippens Chisolm Peter A. Rodriguez James J. Hoffmayer

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